COMMENTS RECEIVED ON 05/18/2022

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Alternatives Fund

POST-EFFECTIVE AMENDMENT NO. 113 & 116

1.

“Cover” (prospectus)

C:

The Staff requests we provide a “subject to completion” legend under rule 481(b)2 or explain why one is not provided.

R:

Rule 481(b)(2) requires inclusion of a “subject to completion” legend if “a prospectus or Statement of Additional Information will be used before the effective date of the registration statement…” The registrant does not plan to use the fund’s prospectus or statement of additional information prior to its effective date (and, in fact, has not used the prospectus and SAI filed pursuant to Rule 485(a)). Thus, a Rule 481(b)(2) legend was not included and is not required.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we add disclosure to the fee table introductory language to the extent the language in Item 3 of N-1A is applicable.

R:

The current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a brief statement or organizing principle for shareholders to understand the fund’s key focus and characteristic(s).

R:

The fund will use multiple alternative strategies to achieve positive total returns over a complete market cycle. The fund will achieve exposure to these strategies through underlying funds, sub-advisers and derivatives. To better streamline the disclosure, we propose to move up the second bullet in the “Fund Summary” under “Principal Investment Strategies” and make the proposed revisions below in the “Fund Summary” and “Investment Details” sections, which also address Comment #4 below:

Fund Summary:

•

~~Pursuing its investment objective by aiming~~ Seeks to provide shareholders with ~~absolute (~~positive~~)~~ total returns over a complete market cycle (generally five to eight years) through multiple “alternative” or non-traditional strategies ~~that Strategic Advisers LLC (Strategic Advisers) believes, in combination, offer total return potential, diversify risk and provide protection from market downturns.~~ including return seeking (positive correlation with equity markets), diversifying (low correlation with equity markets) and defensive strategies (hedging strategies that are expected to perform well when equity markets decline).

Investment Details:

The fund pursues its investment objective by aiming to provide shareholders with ~~absolute (~~positive~~)~~ total returns over a complete market cycle (generally five to eight years) through multiple “alternative” or non-traditional strategies. ~~It identifies strategies that the Adviser believes, in combination offer total return potential, diversify risk and provide protection from market downturns.~~ The fund achieves exposure to these strategies through underlying funds, sub-advisers and derivatives that provide exposure to multiple alternative strategies, including return seeking, diversifying and defensive strategies. Return seeking strategies exhibit meaningful positive correlation to equity markets and may include different arbitrage and global macro strategies that seek to take long positions in undervalued markets and short positions in overvalued markets. Diversifying strategies have low correlation to equity markets and seek to diversify the risks of investing in equity markets by offering alternative strategies that may include “trend” strategies that make investments in markets that are trending up, while shorting those that are trending down, “reinsurance” strategies that provide exposure to insurance markets for natural catastrophes and “relative value” strategies that purchase undervalued assets paired with a similar sized short position in an overvalued asset. Defensive strategies are designed to perform well when equity markets decline and include various hedging strategies.

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuing its investment objective by aiming to provide shareholders with absolute (positive) returns over a complete market cycle through strategies that Strategic Advisers LLC (Strategic Advisers) believes, in combination, offer total return potential, diversify risk and provide protection from market downturns.”

C:

The Staff requests we clarify what a “market cycle” is in the disclosure.

R:

Please see response to Comment #3 above for proposed additional disclosure regarding “market cycle” to include a reference to “generally five to eight years”.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuing its investment objective by aiming to provide shareholders with absolute (positive) returns over a complete market cycle through strategies that Strategic Advisers LLC (Strategic Advisers) believes, in combination, offer total return potential, diversify risk and provide protection from market downturns.”

C:

The Staff requests we explain what “absolute (positive) return” is it and what techniques the adviser will use to obtain.

R:

Please see response to Comment #3 above.

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Engaging in transactions that have a leveraging effect on the fund, including long and short investments in derivatives – such as forward contracts, futures, options, swaps, and various volatility related instruments – and forward-settling securities, to: create and adjust the fund’s investment exposure; enhance total return; hedge against fluctuations in securities prices, interest rates, or currency exchange rates; change the effective duration of the fund’s portfolio; manage certain investment risks; manage volatility; and/or substitute for the purchase or sale of securities, currencies, or commodities.”

C:

The Staff requests we tailor the derivatives strategy as much as possible to identify and address the strategies the fund expects to be the most relevant to this bullet.

R:

The existing disclosure is streamlined to identify and address the derivative strategies the fund expects to utilize as a principal investment strategy.

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm supplementally that any dividend and interest expenses on securities sold short will be reflected in the fee table.

R:

We confirm that any dividend and interest expenses on securities sold short will be reflected in the fee table under “Other Expenses” or under “Acquired Fund Fees Expenses”, if such expenses are incurred by the underlying funds in which the fund invests.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 25% of assets in one or more wholly-owned subsidiaries organized under the laws of the Cayman Islands that invest in commodity-linked derivative instruments. ”

C:

To the extent the fund invests in a subsidiary, the Staff requests we confirm that the fund intends to comply with all the relevant disclosure requirements.

R:

We confirm that the fund intends to comply with all the relevant disclosure requirements. Most notably, the investment in the wholly-owned subsidiary is disclosed under “Principal Investment Strategies” and “Principal Investment Risks”. In addition, consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” Each CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe each CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

9.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we ensure that the risks cover and are tailored to corresponding principal investment strategies.

R:

We confirm that the risks are tailored to correspond to the principal investment strategies of the fund.

10.

“Fund Management” (prospectus)

“As of December 31, 2020, the Adviser had approximately $543.4 billion in discretionary assets under management, and approximately $3.8 trillion when combined with all of its affiliates' assets under management.”

C:

The Staff requests we revise to disclose the Adviser’s assets under management as of a more recent date.

R:

The Adviser’s assets under management will be reflected as of December 31, 2021.

Attachment 1

Strategic Advisers® Alternatives Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers)(a),(b)	0.42%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.03%
Acquired fund fees and expenses(a)	1.28%
Total annual operating expenses	1.73%
Fee waiver and/or expense reimbursement(b)	0.25%
Total annual operating expenses after fee waiver and/or expense reimbursement	1.48%

(a)Based on estimated amounts for the current fiscal year.

(b)Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 2.00% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.25% of the fund's average daily net assets. This arrangement will remain in effect through September 30, 2025, and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.

1 year	$151
3 years	$468